INVEST IN **MOTHER KOMBUCHA**

# Iconic women-owned kombucha brand scaling to meet surging retail demand



motherkombucha.com St. Petersburg FL

Female Founder | Food & Beverage | Retail | B2C

LEAD INVESTOR

**Elliot Begoun**

I am a founder-first investor. Tonya is a very backable founder. She is mission led, tenacious, coachable, and persistent. Most importantly, she believes in "doing well by doing good." I also look for three other key attributes in an investment; nimbleness, capital efficiency, and resilience. Mother Kombucha embodies all three. Self-manufactured, with a lean, agile team, they have demonstrated an ability to quickly capitalize on opportunities. A recent case in point is Costco. They are contrarians to the conventional way a beverage brand is built. Rather than growth for growth's sake, they have decided to be hyper-regional, focusing on penetrating retail, food service, hospitality, corporate and college campuses within a 500-mile radius of their facility. The above, paired with solid unit economics, make them capital efficient. Lastly, they have proven resilience. They managed well through the pandemic, have been punching above their weight in a tough competitive category, and have continued to grow. I am excited by this opportunity and hope others join me in investing in this brand.

**Invested $5,000 this round**

## Highlights

1. $3.6MM trailing revenue with 300% growth since 2018
2. Strong partnerships with conventional and specialty grocers including Publix, Whole Foods and Costco
3. Distributed in over 1,500 locations with opportunity to grow
4. Self-manufactured and ready to scale to 3X current production with minimal capital expenditure
5. New shelf stable product line generating $450K annually with huge growth opportunity
6. Certified B Corporation focused on growing triple bottom line
7. Former CFO Coca Cola North America Patrick Worsham as advisor and fractional CFO

## Our Team



**Tonya Donati** Founder/CEO

Oversees all aspects of operations and growth strategy and works closely with sales and marketing development. Experienced entrepreneur in health care and lifestyle brand.



**Victor Donati** Founder/Creative Director

Responsible for the look and feel of all aspects of the Mother brand. 20 years of agency advertising experience with brands like Toyota, The Home Depot, Publix, Verizon.



**Joshua D. Rumschlag** Founder/Sales and Regulatory

Oversees regulatory processes and certifications. 20 year background in urban farming and fermentation.



**Patrick Worsham** CFO

A twenty-year veteran of The Coca-Cola Company, Pat served as Chief Financial Officer of Coca-Cola North America. Pat has successful, broad-based C suite experience including private equity owned coffee technology company.



**Elizabeth Vanneste** Partner/Advisor

Sales and marketing executive with over 20 years of experience growing national and global technology companies ranging from startup to over $1B annual revenue.

## Seeking the Sublime and Unexpected





Hey there, I'm Tonya, co-founder and CEO of Mother Kombucha. We gave birth to Mother Kombucha almost a decade ago, in the early days of St. Pete's radical transformation into a creative and cultural mecca of the Southeast. As St. Pete exploded, Mother Kombucha did too: the seed that was planted when a friend asked me if I could brew kombucha for her new juice bar has grown into a $3.6MM/year business. Our distinctive elixir-like beverages are served in 1,500 locations in the Southeast, from the taps of local taquerias to the shelves of Whole Foods, Publix and Costco. But we've always stayed true to our roots as a community-driven enterprise, and we're genuinely thrilled to launch our first crowd-funding campaign that allows us to invite supporters to be part of the next wave of Mother Kombucha's growth.



Our dream for Mother Kombucha has always been to create sublime drinking experiences that are artful and enlivening. With a sense of wonder and curiosity, we've experimented with botanicals and fermentation processes to conjure up deeply distinctive drinks, from cocktail-inspired elixirs like Lavender Mojito to a throwback to a classic kid's soda in Goji Grape. And behind these crave-worthy flavor profiles is a product that's truly distinctive in its category. We are committed to engineering a kombucha that doesn't taste like vinegar and is light and refreshing for our tropical climate, all while being low in sugar and brimming with B vitamins. We believe that kombucha can be good for you and taste great too!

As we continue our evolution from a St. Pete upstart to a dominant regional brand, we'd love you to be a part of the Mother Kombucha adventure. Whether you're a Mother Kombucha fan who wants to take a first foray into crowdfunding or an experienced investor looking for a compelling opportunity in a growing market, we'd love to have you along for the journey.

## Welcome to the Mothership!



The Mother Kombucha production story begins in 2014 in 400 square feet of shared kitchen space. Our little kombucha innovation lab allowed us to make just enough draft kombucha to sell at local farmers markets and to some of our favorite independent spots around St Pete and Tampa. Before long we were bursting at the seams. In 2015 we built our first brewery, allowing us to increase production and begin bottling. Soon we were delivering our kombucha to

restaurants, cafes and independent retailers across the Tampa Bay area. In 2018 we moved into our current facility, The Mothership, creating the capacity and infrastructure to significantly ramp up our growth. That year we launched with 260 Publix Super Market locations and 18 months later we were expanded across the state to 900 stores where we are the top performing regional brand with double digit year-over-year growth. In 2019 we launched in all Florida Whole Foods Market locations where we are one of the top three performing brands and the key contributor of growth to the category. In January 2023 we had our first rotation with Costco in all Florida locations and another rotation is planned this year. Mother Kombucha is currently available in over 1200 retail locations and hundreds of restaurants, bars, gyms, and cafes.


Mother Kombucha
Flavors from nature your body craves
Only 35 calories per bottle
Craft brewed with adaptogens
Cocktail inspired flavors
No Vinegar Taste
Gut Healthy
Mega B12 Boost (Naturally Occurring)


Distribution & Retailers

## Kombucha Benefits for a New Audience


Agua Bucha
Sparkling with benefits
Only 4 calories and 1g sugar
Drinks Like a Sparkling Water
No Vinegar Taste
Gut Healthy
Mega B12 Boost (Naturally Occurring)
Shelf Stable

Agua Bucha was created from our conversations with our fans. Some didn't like fermented flavor profiles, some limited their intake because of the sugar or the price point. After 3 years of R&D we created a kombucha-powered sparkling water that delivers powerful kombucha benefits like 2200% RDA of B12 and gut-healthy organic acids all while drinking like a refreshing sparkling water. With just 4 calories and 1 gram of sugar, Agua Bucha can be enjoyed all day long. And since it's available in cans and shelf stable, it's ready for outdoor adventures. Agua Bucha is currently available in all Florida Whole Foods Markets, 200 Publix Super Markets, Amazon and launching on Thrive Market.

## Doing Good Is Good For Business


Mother Kombucha is committed to putting good back into the world, not just by making a product that tastes good and is good for you, but by sourcing good, clean ingredients, reducing our carbon footprint and supporting community efforts to improve health, safety and equity for all.
Certified B Corporation
SUSTAINABILITY PRACTICES
100% FOOD WASTE COMPOSTING
SOLAR POWER ASSISTED
SECOND CHANCE HIRING
SINGLE SOURCE, REGENERATIVE FARMED TEA
USDA ORGANIC
WOMEN OWNED

We believe in pursuit of a triple bottom line of people, planet and profits and B Corp Certification is one way of showing our community stakeholders exactly how much this means to us. Being a B Corp means being part of the change we want to see and continuing to improve our positive impact on our community and the planet as we grow. Some of our efforts include: 100% food waste composting with local community gardens, a robust recycling program, second chance hiring, employee paid time off for volunteer work and solar panel assisted power. We've developed strong non-profit community relationships to support and build awareness in the pillars of environmental sustainability, food insecurity and domestic violence.

Mother Kombucha is a WBENC certified women-owned enterprise and our products are certified organic, vegan and kosher.

## Sustainable Growth and Strong Margins

In our pursuit of building a sustainable business we have focused on growing velocities over growing doors. As a result, we have a strong grasp of our performance and opportunities in key retailers and an understanding of our super fans. We have some of the highest off-promotion sales amongst competitors in our largest retailers, indicating strong brand loyalty in the category. This level of focus and restraint has also resulted in strong retail account relationships and a clear roadmap to expanding our reach with both retailers and fans.



## Grow Where You're Planted

With excellent unit economics and bottom-of-funnel marketing we were EBITDA positive in 2021 and have a clear path to EBITDA positive profitability in 2023 and beyond. We've built a hyper-focused regional growth plan that harnesses the power of community by meeting our superfans where they work and play.



## Here's Where You Come In

Mother Kombucha is primed for its next leap forward. We've grown organically, through a lot of bootstrapping and the angel investment of early believers. With focus and restraint we have stayed intentionally lean through almost a decade and we are incredibly excited to have reached the point of launching our next phase of growth. The capital from this funding round will be used to build out our sales team, invest in close-to-sale marketing efforts and provide working capital to increase inventory for new retailer launches and expansions.

Whether you're a longtime fan of Mother or just finding out about us, we would be honored to have you join us. Early bird investors (first $150,000) get a 20% discount on valuation cap, making your investment go that much further upon equity conversion. Make sure to check out our perks (far right under the "invest" button in the investment terms) - we've brewed up a variety of fun ways to say thanks for joining team MK.

Cheers!

